Exhibit 99.1

Sapiens Announces that Equitable Life of Canada Selects StoneRiver’s LifeSuite®

LifeSuite to provide modern platform for insurer’s underwriting transformation with process automation and faster quality decision making

Holon, Israel and Denver, CO – January 9, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that Equitable Life of Canada (Equitable Life) has selected LifeSuite®, an award-winning, web-based automated insurance underwriting and new business case management system from Sapiens’ fully owned subsidiary StoneRiver, Inc.

Equitable Life’s goal is to transform its underwriting process with enhanced automation, improving their ability to make fast, consistent, and high-quality decisions. Key to the insurer’s selection of StoneRiver was LifeSuite’s combination of an underwriters’ workbench and a highly flexible underwriting rules engine. StoneRiver’s experience enabling automated underwriting, especially in the Canadian insurance market, was also a contributing factor.

Karen Mason, Senior Vice President of Individual with Equitable Life, said, “We need a system that is able to provide the automation and quality decision making required to streamline our underwriting process. Our underwriters are an invaluable asset and maximizing the value of their time and expertise is critical. Leveraging this technology to streamline the process will allow our underwriting team to focus their efforts and talent on more complex cases and decision making.”

Capabilities and anticipated business benefits from Equitable Life’s deployment of LifeSuite will include:

•	Straight-through processing for eligible cases

•	Reduced policy acquisition costs

•	Enhanced case management with real-time updates

•	Automated requirements processing

•	Elimination of unnecessary or duplicate evidence orders

•	Rapid deployment of new products and system changes

•	Auditable results

“This is a great win for us and further solidifies our already strong position with automated underwriting,” said David Pidgeon, Sapiens StoneRiver North America head of Life. “More and more insurers are making underwriting transformation a priority – enabling better decisions, significant time and cost savings, and optimal application of the highly valued expertise of underwriters. The StoneRiver and Equitable Life joint implementation team is already hard at work to deliver the project with production use scheduled for next year.”

About Equitable Life of Canada
Canadians have turned to Equitable Life since 1920 to protect what matters most. The company works with independent advisors across Canada to offer individual insurance, savings and retirement, and group benefits solutions to meet its customers’ needs. But Equitable Life is not the typical financial services company. The company has the knowledge, experience and ability to find solutions that work for its customers. Equitable Life is friendly, caring and interested in helping. And the company is owned by its participating policyholders, not shareholders. So it can focus on its customers’ interests and provide them with personalized service, security and wellbeing. For additional information visit www.equitable.ca.

About StoneRiver, Inc.

StoneRiver delivers the industry’s widest range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. This versatile product group encompasses front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines. Hundreds of companies of all sizes rely on StoneRiver software and processing solutions to achieve a competitive edge. Customer satisfaction and client success are the continuing goal, and are in large part achieved by maintaining and valuing strong, long-term customer relationships.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com